Exhibit 21.1
List of Subsidiaries

Name	State of Incorporation
Mercantile Trust & Savings Bank	Illinois
Marine Bank & Trust	Illinois
Perry State Bank	Missouri
Brown County State Bank	Illinois
Farmers State Bank of Northern Missouri	Missouri
Mid-America Bancorp, Inc.	Kansas
Heartland Bank	Kansas
Mercantile Investments, Inc.	Delaware
Royal Palm Bancorp, Inc.	Florida
Royal Palm Bank of Florida	Florida
HNB Financial Services, Inc.	Missouri
HNB National Bank	Missouri